Registration No. 333-210865

______________________________________________________________________________

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

__________________________

FORM T-1

Statement of Eligibility Under The Trust Indenture Act of 1939 of a

Corporation Designated to Act as Trustee

Check if an Application to Determine Eligibility of a Trustee Pursuant to Section 305(b)(2)        [x]

_______________________________________________________

MUFG UNION BANK, N.A.

(Exact name of trustee as specified in its charter)

94-0304228
(Jurisdiction of incorporation or organization if not a U.S. national bank)	(I.R.S. Employer Identification no.)

400 California Street San Francisco, California	94104
(Address of principal executive offices)	(Zip Code)

General Counsel MUFG Union Bank, N.A. 400 California Street Corporate Trust - 12th Floor San Francisco, California 94104 (415) 765-2945
(Name, address and telephone number of agent for service)

WORLD OMNI AUTOMOBILE LEASE SECURITIZATION TRUST 2016-A
(Issuing entity in respect of the Notes)
(Exact name of obligor as specified in its charter)

WORLD OMNI AUTO LEASING LLC
(Depositor)
(Exact name of registrant as specified in its charter)

WORLD OMNI FINANCIAL CORP.
(Exact name of Sponsor as specified in its charter)

Delaware	90-0399122
(State or other jurisdiction of incorporation or organization of Depositor)	(I.R.S. Employer Identification no. of Depositor)

190 Jim Moran Blvd. Deerfield Beach, Florida	33442
(Address of Principal Executive Offices of Depositor)	(Zip Code)

Asset Backed Notes
(Title of Indenture Securities)

______________________________________________________________________________

Item 1. General Information. Furnish the following information as to the Trustee -

(a)	Name and address of each examining or supervising authority to which it is subject.

Office of the Comptroller of the Currency

Washington, D.C. 20219

(b)	Whether it is authorized to exercise corporate trust powers.

Yes.

Item 2. Affiliations with the obligor. If the obligor is an affiliate of the Trustee, describe each such affiliation.

None.

Items 3-15. Items 3-15 are not applicable because to the best of the Trustee's knowledge, the obligor is not in default under any Indenture for which the Trustee acts as Trustee.

Item 16. List of Exhibits. List below all exhibits filed as a part of this statement of eligibility.

1.	A copy of the Articles of Association of the Trustee as now in effect.*

2.	A copy of the certificate of authority of the Trustee to commence business, if not contained in the Articles of Association.**

3.	A copy of the authorization of the Trustee to exercise corporate trust powers, if such authorization is not contained in documents specified in paragraph (1) or (2) above.**

4.	A copy of the existing bylaws of the Trustee, or instruments corresponding thereto.*

5.	A copy of each Indenture referred to in Item 4, if the obligor is in default. Not applicable.

6.	The consents of United States institutional trustees required by Section 321(b) of the Trust Indenture Act of 1939. Attached as Exhibit 6.

7.	A copy of the latest report of condition of the Trustee published pursuant to law or the requirements of its supervising or examining authority. Attached as Exhibit 7.

8.	A copy of any order pursuant to which the foreign trustee is authorized to act as sole trustee under indentures qualified or to be qualified under the Trust Indenture Act of 1939. Not applicable.

9.	Foreign trustees are required to file a consent to service of process of Form F-X [§269.5 of this chapter]. Not applicable.

* Exhibits 1 and 4 are incorporated by reference to the exhibits of the same number to the Trustee’s Form T-1 filed with the Securities and Exchange Commission as a 305B2 application on August 7, 2015 and relating to Registration Number 333-183223.

** Exhibits 2 through 3 are incorporated by reference to the exhibits of the same number to the Trustee’s Form T-1 filed as exhibit 25.1 to the Form S-3 dated July 30, 2013 of Registration Number. 333-190256, filed with the Securities and Exchange Commission.

[Signature Page Follows]

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the Trustee, MUFG Union Bank, N.A., a national banking association organized and existing under the laws of the United States of America, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of New York, and State of New York, on the 29th day of June, 2016.

MUFG Union Bank, N.A.

By: /s/ Rafael E. Miranda_________
Name: Rafael E. Miranda

Title: Vice President

EXHIBIT 6

CONSENT OF THE TRUSTEE

REQUIRED BY SECTION 321(b) OF THE ACT

June 29, 2016

Securities and Exchange Commission

Washington, D.C. 20549

Ladies and Gentlemen:

In connection with the qualification of the form of Indenture, between World Omni Automobile Lease Securitization Trust 2016-A (the “Issuing Entity”) and MUFG Union Bank, N.A. (the “Trustee”), the undersigned, in accordance with Section 321(b) of the Trust Indenture Act of 1939, as amended, hereby consents that reports of examinations of the undersigned by federal, state, territorial, or district authorities authorized to make such examinations may be furnished by such authorities to the Securities and Exchange Commission upon request therefore.

Sincerely,

MUFG Union Bank, N.A.

By:

/s/ Rafael E. Miranda

Rafael E. Miranda

Vice President

EXHIBIT 7

CONSOLIDATED REPORT OF CONDITION OF

MUFG Union Bank, N.A

of Los Angeles in the State of California, at the close of business March 31, 2016 published in response to call made by the Comptroller of the Currency, under Title 12, United States Code, Section 161. Charter 21541

BALANCE SHEET	Dollar Amounts
In Thousands

ASSETS

Cash and balances due from depository institutions:
Non-interest-bearing balances and currency and coin	$1,609,668
Interest-bearing balances	$6,685,644

Securities:
Held-to-maturity securities	$10,604,889
Available-for-sale securities	$12,931,414

Federal funds sold and securities purchased under agreements to resell:
Federal funds sold in domestic offices	$-
Securities purchased under agreements to resell	$28,601

Loans and lease financing receivables:
Loans and leases held for sale	$140,606
Loans and leases, net of unearned income	$78,968,159
LESS: Allowance for loan and lease losses	$850,586
Loans and leases, net of unearned income and allowance	$78,117,573

Trading assets	$1,370,086
Premises and fixed assets	$632,059
Other real estate owned	$30,097

Investments in unconsolidated subsidiaries and associated companies	$217,568
Direct and indirect investments in real estate ventures	$-
Intangible assets:
Goodwill	$3,224,671
Other intangible assets	$195,186

Other assets	$4,245,028

Total assets	$120,033,090

Exhibit 7

LIABILITIES

Deposits:
In domestic offices	$89,871,957
Noninterest-bearing	$38,590,770
Interest-bearing	$51,281,187

In foreign offices, Edge and Agreement subsidiaries and IBFs	$220,415
Noninterest-bearing	$-
Interest-bearing	$220,415

Federal funds purchased and securities sold under agreements to repurchase:
Federal funds purchased in domestic offices	$12,500
Securities sold under agreements to repurchase	$1,930

Trading liabilities	$747,311
Other borrowed money	$9,852,602
Subordinated notes and debentures	$1,450,746
Other liabilities	$2,136,111

Total liabilities	$104,293,572

EQUITY CAPITAL

Perpetual preferred stock and related surplus	$-
Common stock	$604,577
Surplus	$9,877,911
Retained earnings	$5,561,104
Accumulated other comprehensive income	$(514,404)
Other equity capital components	$-

Total bank equity capital	$15,529,188
Noncontrolling (minority) interests in consolidated subsidiaries	$210,330
Total equity capital	$15,739,518

Total liabilities and equity capital	$120,033,090